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Our Ref: McDonald consent-may2013

6 May 2013

B2Gold Corp.
Suite 1600,
925 West Georgia Street,
Vancouver,
British Columbia, V6C 3L2.

Dear Sir

CONSENT OF ANDREW MCDONALD

In connection with the technical information attributed to the undersigned in the following reports or documents, each of which are incorporated by reference into the registration statement on Form 40-F (the "Form 40-F") being filed by B2Gold Corp. (the "Company") with the United States Securities and Exchange Commission, the undersigned hereby consents to reference to the undersigned's name and the following report or document, or the information derived from the following report or document, incorporated by reference into the Form 40-F:

1) the report dated October 25, 2011 entitled, "Otjikoto Gold Project, North-Central Namibia, NI 43-101 Technical Report, Preliminary Economic Assessment" (the "Otjikoto PEA");
2) the Company's management information circular dated November 19, 2012 which includes references to my name in connection with information relating to the Otjikoto PEA and the properties described therein; and
3) the Company's annual information form dated March 30, 2012 which includes references to my name in connection with information relating to the Otjikoto PEA and the properties described therein.

Yours faithfully

SRK Consulting - Certified Electronic Signature
srk consulting
/41398/Letter
9077-2861-6479-MCDA
This signature has been printed digitally. The Author has given permission for its use for this document. The details are stored in the SRK Signature Database

Andrew McDonald CEng MIMMM FSAIMM
Principal Engineer and Competent Valuator (SAMVAL)